This preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2007
Rule 424(b)(3)
File No. 333-120525
Pricing Supplement dated September  , 2007
(To Prospectus dated February 8, 2005 and
Prospectus Supplement dated July 6, 2005)
PITNEY BOWES INC.
% Medium-Term Notes due 2017

Principal amount: $	Interest rate: %
Agent’s discount or commission: %	Original issue date:
Net proceeds to Pitney Bowes: $	Stated maturity date:

Interest payment dates:

☐	January 15 and July 15, commencing
☑	Other: March 15 and September 15; first coupon payment on March 15, 2008
Regular record dates (if other than the 15th day of May and November): March 1 and September 1
Original issue discount: ☐ Yes ☑ No
Issue price:
Total amount of OID:
Yield to maturity:
Initial accrual period OID:
Day count convention:

☐	Actual/360
☐	Actual/actual
☑	30/360
Redemption:

☐	The notes cannot be redeemed prior to the stated maturity date.
☑	The notes can be redeemed prior to the stated maturity date at the option of the Issuer.
See “Other Provisions — Make Whole Redemption”.
Repayment:

☐	The notes cannot be repaid prior to the stated maturity date.

☐	The notes can be repaid prior to the stated maturity date at the option of the holder of the notes.
See “Other Provisions — Change of Control Offer”.
Optional repayment date(s): N/A
Optional repayment price(s): N/A
Specified currency (if other than U.S. dollars):
Authorized denomination (if other than U.S. $1,000 and integral multiples thereof): $2,000
Trustee, registrar, authenticating and paying agent: Citibank, N.A.
Exchange rate agent, if any:
Additional paying agent, if any:
Form:

☑	Book-entry (to be held on behalf of The Depository Trust Company)
☐	Individually certificated
Agent:

☐		ABN AMRO Incorporated
☑		Banc of America Securities LLC
☐		Barclays Capital Inc.
☐		Citigroup Global Markets Inc.
☑		Credit Suisse Securities (USA) LLC
☐		Deutsche Bank Securities Inc.
☐		J.P. Morgan Securities Inc.
☑		Merrill Lynch, Pierce, Fenner & Smith Incorporated
☑		Morgan Stanley & Co. Incorporated
☑	Others:	Goldman, Sachs & Co.
Mellon Financial Markets, LLC
RBC Capital Markets Corporation
Agent acting in the capacity as indicated below:
☐ Agent     ☑ Principal
If as principal:

☐	The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑	The notes are being offered at a fixed initial public offering price of ___% of the principal amount plus accrued interest, if any, from September ___, 2007.

If as Agent:
The Notes are being offered at a fixed initial public offering price of ___% of the principal amount plus accrued interest [, if any,] from ___.
Investing in the Notes involves risks. See “Risk Factors” on page S-3 of the Prospectus Supplement, dated July 6, 2005, and “Risk Factors” on page 5 of Pitney Bowes Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007.
Other Provisions:
     1. Make Whole Redemption. The Issuer may redeem the Notes, at any time in whole or from time to time in part, at a redemption price equal to the sum of 100% of the aggregate principal amount of the Notes being redeemed, accrued but unpaid interest on those Notes to the redemption date, and the Make-Whole Amount, if any, as defined below.
     “Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis (assuming a 360-day year of twelve 30-day months), such principal and interest at the Reinvestment Rate, determined on the third business day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (b) the aggregate principal amount of the Notes being redeemed.
     “Reinvestment Rate” means 0.•% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the Notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.
     “Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the Indenture referred to above, then such other reasonably comparable index which shall be designated by the Issuer.
     2. Change of Control Offer. If a change of control triggering event occurs, unless the Issuer has exercised its option to redeem the Notes as described above under “Make Whole Redemption”, the Issuer will be required to make an offer (the “change of control offer”) to each holder of the Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $2,000 in excess thereof) of that holder’s notes on the terms set forth in the Notes. In the change of control offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the Notes to be repurchased to the date of repurchase (the “change of control payment”). Within 30 days following any change of control triggering event or, at the Issuer’s option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the Notes describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”). The notice, if mailed prior to the date of consummation of the change of control, will state that the offer to purchase is conditioned on the change of control triggering event occurring on or prior to the change of control payment date. In the event that such offer to purchase fails to satisfy the condition in the preceding sentence, the Issuer will cause another notice meeting the aforementioned requirements to be mailed to holders of the Notes.
     On the change of control payment date, the Issuer will, to the extent lawful:
•	accept for payment all notes or portions of notes properly tendered pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.
     The Issuer will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, the Issuer will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the Indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.
     The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the Notes, the Issuer will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the change of control offer provisions of the Notes by virtue of any such conflict.
     For purposes of the change of control offer provisions of the Notes, the following terms will be applicable:
     “Change of control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than the Issuer, any subsidiary or employee benefit plan of the Issuer or employee benefit plan of any subsidiary of the Issuer) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of the Issuer or other voting stock into which the voting stock of the Issuer is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of transactions approved by the Board as part of a single plan, of 85% or more of the total consolidated assets of the Issuer as shown on the Issuer’s most recent audited balance sheet, to one or more “persons” (as that term is defined in the Indenture) (other than the Issuer or one of the subsidiaries of the Issuer); or (3) the first day on which a majority of the members of the Board of Directors of the Issuer are not continuing directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) the Issuer becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the voting stock of the Issuer immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.
     “Change of control triggering event” means the occurrence of both a change of control and a rating event.
     “Continuing directors” means, as of any date of determination, any member of the Board of Directors of the Issuer who (1) was a member of such Board of Directors on the date the Notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement of the Issuer in which such member was named as a nominee for election as a director, without objection to such nomination).
     “Fitch” means Fitch Ratings.
     “Investment grade rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

     “Moody’s” means Moody’s Investors Service, Inc.
     “Rating agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the control of the Issuer, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of the Board of Directors of the Issuer) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.
     “Rating event” means the rating on the Notes is lowered by each of the rating agencies and the Notes are rated below an investment grade rating by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control and (2) public notice of the occurrence of a change of control or the intention of the Issuer to effect a change of control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular change of control (and thus will not be deemed a rating event for purposes of the definition of change of control triggering event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at the Issuer’s or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control has occurred at the time of the rating event).
     “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.
     “Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the Board of Directors of such person.
Clearstream and Euroclear:
     Investors may elect to hold interests in the global Notes through Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), as participants in The Depository Trust Company (“DTC”)
     Clearstream, Luxembourg. Clearstream, Luxembourg was incorporated as a limited liability company under the laws of Luxembourg. Clearstream, Luxembourg is an indirect wholly-owned subsidiary of Deutsche Börse AG. Clearstream, Luxembourg holds securities for Clearstream, Luxembourg participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg participants through electronic book-entry changes in accounts of Clearstream, Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing and collateral management. Clearstream, Luxembourg interfaces with domestic markets in several countries through established depositary and custodial relationships. Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear. As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Agents (“Clearstream, Luxembourg participants”). Indirect access to Clearstream, Luxembourg is also available to other institutions that maintain a custodial relationship with a Clearstream, Luxembourg participant. Clearstream, Luxembourg is an indirect participant in DTC.
     Distributions with respect to the global Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.
     Euroclear. Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.
     Euroclear participants include banks (including central banks), securities brokers and dealers and other professional intermediaries and may include the Agents (“Euroclear participants”). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
     Euroclear is a Belgian bank regulated and examined by the Belgian Banking Commission. Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Euroclear terms and conditions”). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.
     Distributions with respect to global Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by Euroclear.
     Cross Market Transfers. Any crossmarket transfer between between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear Participants, on the other hand, will be effected in DTC on behalf of Euroclear or Clearstream, Luxembourg in accordance with the rules of DTC. However, such crossmarket transfers will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Participants of Euroclear or Clearstream, Luxembourg may not deliver instructions directly to the depositaries for Euroclear or Clearstream, Luxembourg, as the case may be.
     Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing a beneficial interest in a global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, Luxembourg, as applicable) immediately following the DTC settlement date. Credit of such transfer of a beneficial interest in a global Note settled during such processing day will be reported to the applicable Euroclear or Clearstream, Luxembourg participant on that day. Cash received in Euroclear or Clearstream, Luxembourg as a result of a transfer of a beneficial interest in a global Note by or through a Euroclear or Clearstream, Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the applicable Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in DTC.
     Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of interests in the global Notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. The Issuer will not have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.